UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

EXPLANATORY NOTE

On January 14, 2021, Vascular Biogenics Ltd. (the “Company”), entered into a ordinary share purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s ordinary shares at the Company’s request from time to time during the 30-month term of the Purchase Agreement. Concurrently with entry into the Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital (the “Registration Rights Agreement”), pursuant to which the Company filed with the Securities and Exchange Commission (“SEC”) a prospectus supplement to the Company’s effective shelf registration statement on Form F-3 (File No. 333-251821), which registers the issuance and sale of the ordinary shares that the Company may offer to Aspire Capital from time to time under the Purchase Agreement.

Under the Purchase Agreement, on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Regular Purchase Notice”) directing Aspire Capital (as principal) to purchase up to 100,000 of the Company’s ordinary shares (not to exceed $1,000,000 worth of shares unless the Company and Aspire Capital agree otherwise) per business day, up to an aggregate of $20.0 million of the Company’s ordinary shares at a per share price (the “Purchase Price”) equal to the lesser of:

●	the lowest sale price of the Company’s ordinary shares on the Nasdaq Stock Market LLC (“Nasdaq”) on the date of sale; or

●	the arithmetic average of the three (3) lowest closing sale prices for the Company’s ordinary shares on Nasdaq during the ten (10) consecutive trading days ending on the trading day immediately preceding the purchase date.

The Company and Aspire Capital also may mutually agree to increase of ordinary shares that may be sold to as much as an additional 2,000,000 ordinary shares per business day, respectively.

In addition, on any date on which the Company submits a Regular Purchase Notice to Aspire Capital in an amount equal to 100,000 shares, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of the Company’s ordinary shares equal to up to 30% of the aggregate ordinary shares traded on Nasdaq on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares the Company may determine. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for the Company’s ordinary shares traded on Nasdaq on the VWAP Purchase Date.

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing price of the Company’s ordinary shares on Nasdaq is less than $0.25. In addition, the Company may not sell more than an aggregate of 12,039,000 ordinary shares under the Purchase Agreement unless it obtains stockholder approval of the sale of additional shares. There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ordinary shares to Aspire Capital. Aspire Capital has no right to require any sales by the Company but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future financing transactions, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. The Company currently expects to use any proceeds received by the Company under the Purchase Agreement for working capital and for general corporate purposes.

The foregoing description is not complete and is qualified in its entirety by reference to the full texts of the Purchase Agreement and the Registration Rights Agreement, copies of which are filed with as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

The legal opinion of Horn & Co. relating to the ordinary shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On January 15, 2021, the Company issued a press release announcing that it has entered into the Purchase Agreement with Aspire Capital. A copy of the press release is attached as Exhibit 99.3 to this Current Report on Form 6-K. The information contained in Exhibit 99.3 to this Form 6-K, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit	Description

5.1	Opinion of Horn & Co., counsel to the registrant

23.1	Consent of Horn & Co. (included in Exhibit 5.1)

99.1	Ordinary Shares Purchase Agreement, dated January 14, 2021 between Vascular Biogenics Ltd. and Aspire Capital Fund, LLC

99.2	Registration Rights Agreement, dated January 14, 2021, between Intec Pharma Ltd. and Aspire Capital Fund, LLC

99.3	Press Release dated January 15, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: January 15, 2021	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer